BRETT D. WHITE +1 650 843 5191 whitebd@cooley.com	VIA EDGAR AND FEDEX

December 4, 2019

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Traci Mariner

Terence O’Brian

Re:	Intersect ENT

Form 10-K for Fiscal Year Ended December 31, 2018

Filed February 28, 2019

File No. 001-36545

Dear Ms. Mariner and Mr. O’Brian:

On behalf of our client, Intersect ENT, Inc. (the “Company”), we are responding to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 22, 2019 (the “Comment Letter”) with respect to the Company’s Form 10-K for its fiscal year ended December 31, 2018 (the “Form 10-K”) filed with the Commission on February 28, 2019.

For the convenience of the Staff, the numbering of the paragraph below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2018

Results of Operations, page 56

1.

Please expand your discussion to provide quantified analysis of the significant drivers behind material changes in your results of operations. For example, for the year ending December 31, 2018, you attribute the increase in revenue to an increase in unit sales and average selling price of the PROPEL family of products without quantifying the impact of each. In your Form 10-Q for the period ending September 30, 2019, you note a decrease in revenue was influenced by offsetting impacts from lower unit sales and an increase in the average selling price, and the magnitude of these factors is not clear. For each period discussed, please quantify the change in unit sales and the impact of changes in average selling prices and other material drivers and discuss the underlying causes for these changes. Refer to Item 303(a)(3) of Regulation S-K and SEC Release 33-8350 for guidance.

COOLEY LLP 3175 HANOVER STREET PALO ALTO, CA 94304-1130

T: (650) 843-5000 F: (650) 849-7400 COOLEY.COM

December 4, 2019

Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff that the Company will, in future filings, provide quantified analysis and discussion of the significant drivers behind material changes in its results of operations, commencing with its Form 10-K for the fiscal year ending December 31, 2019. For example, the disclosure comparing revenue for the years ended December 31, 2018 and 2017, which will appear in the upcoming Form 10-K, will read substantially as follows (marked to show changes from the previous disclosure):

Comparison of Years Ended December 31, 2018 and 2017

Revenue

Revenue increased $12.2 million, or 13%, to $108.5 million during the year ended December 31, 2018, compared to $96.3 million during the year ended December 31, 2017. The growth in revenue was attributable to a 9% increase in unit sales and a 1% increase in average selling price of our PROPEL family of products as well as initial sales of SINUVA, which contributed 3% to revenue during the year ended December 31, 2018.

Further, the disclosure comparing revenue for the three and nine months ended September 30, 2019 and 2018, if appearing in future filings, would read substantially as follows (marked to show changes from the previous disclosure):

Comparison of the Three and Nine Months ended September 30, 2019 and 2018

Revenue

Revenue decreased $0.6 million, or 2%, to $24.1 million during the three months ended September 30, 2019, compared to $24.7 million during the three months ended September 30, 2018, and increased $1.7 million, or 2%, to $77.4 million during the nine months ended September 30, 2019, compared to $75.7 million during the nine months ended September 30, 2018. The decrease in revenue for the three months ended September 30, 2019 was primarily attributable to a 6% decrease in unit sales of the PROPEL family of products partially offset by a 3% increase in the average selling price of our PROPEL family of products and a 1% increase in revenue due to growth in the adoption of SINUVA. The increase in revenue for the nine months ended September 30, 2019 was primarily attributable to a 2% increase in the average selling price of our PROPEL family of products and a 2% increase in revenue due to growth in the adoption of SINUVA partially offset by a 2% decrease in unit sales of the PROPEL family of products. SINUVA represented approximately 5% and 4% of our revenue during the three and nine months ended September 30, 2019, respectively.

COOLEY LLP 3175 HANOVER STREET PALO ALTO, CA 94304-1130

T: (650) 843-5000 F: (650) 849-7400 COOLEY.COM

December 4, 2019

In revising the disclosure as set forth in the examples above, the Company acknowledges that it has not discussed the underlying drivers of these changes; however, given that the changes are driven simply by market demand and the percentage changes are small, the Company does not believe that it can assign specific drivers to these changes. However, the Company respectfully acknowledges the Staff’s comment and the importance of including drivers of changes when material, and undertakes to provide a discussion of underlying drivers in future filings in discussions of results of operations in which the changes from prior periods are material and the discussion of the drivers would be meaningful.

*****

Please contact me at (650) 843-5191 with any questions or further comments regarding the response to the Staff’s comment.

Sincerely,

Cooley LLP

/s/ Brett D. White
Brett D. White

cc:	Richard A. Meier, Chief Financial Officer, Intersect ENT, Inc.

David A. Lehman, General Counsel, Intersect ENT, Inc.

COOLEY LLP 3175 HANOVER STREET PALO ALTO, CA 94304-1130

T: (650) 843-5000 F: (650) 849-7400 COOLEY.COM